SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Darwin Professional Underwriters, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
237502109

(CUSIP Number of Class of Securities)
Wesley D. Dupont, Esq.
Allied World Assurance Company Holdings, Ltd
27 Richmond Road
Pembroke HM 08, Bermuda
(441) 278-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:
Steven Seidman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000
June 27, 2008

(Date of Event which Requires
Filing of this Schedule)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following:

SCHEDULE 13D

CUSIP NO.	237502109

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Allied World Assurance Company Holdings, Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,371,096 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

9,371,096 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.1 (See Item 5)

14	TYPE OF REPORTING PERSON*

CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.
     This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Darwin Common Stock”), of Darwin Professional Underwriters, Inc., a Delaware corporation (“Darwin”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive offices of Darwin are located at 9 Farm Springs Road, 2nd Floor, Farmington, CT 06032.
Item 2. Identity and Background.
     This statement is filed on behalf of Allied World Assurance Company Holdings, Ltd, a Bermuda company (“Allied World”). The address of the principal business and principal office of Allied World is 27 Richmond Road, Pembroke HM 08, Bermuda. The principal business of Allied World, as a Bermuda-based specialty insurance and reinsurance company, is underwriting a diversified portfolio of property and casualty insurance and reinsurance lines of business. Allied World writes direct property and casualty insurance as well as reinsurance through its operations in Bermuda, the United States, Ireland and the United Kingdom.
     The names, residence or business address, citizenships and present principal occupations or employment of the executive officers and directors of Allied World are set forth in Annex A hereto.
     During the last five years, neither Allied World nor, to the best knowledge of Allied World, any person named in Annex A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     On June 27, 2008, Allied World entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Darwin and Allied World Merger Company, a Delaware corporation and a wholly-owned subsidiary of Allied World (“Merger Sub”). Upon the terms and subject to the conditions of the Merger Agreement, at the effective time, Merger Sub will merge with and into Darwin, with Darwin continuing as the surviving corporation and a wholly-owned subsidiary of Allied World (the “Merger”).
     Pursuant to the Merger Agreement, Allied World is to pay an aggregate purchase price of approximately $550 million, or $32.00 per share (subject to a downward adjustment in the event that certain representations by Darwin in the merger agreement with respect to its capitalization are breached).
     Pursuant to the Merger Agreement, at the effective time of the Merger, (i) the directors of Merger Sub will be the directors of the surviving corporation; (ii) the officers of Darwin will be the officers of the surviving corporation and (iii) the by-laws of Merger Sub and the certificate of incorporation set forth as an exhibit to the Merger Agreement will be the by-laws and the certificate of incorporation of the surviving corporation. After completion of the Merger, the Darwin Common Stock will be delisted from the New York Stock Exchange.
     Concurrently with the execution of the Merger Agreement, Alleghany Insurance Holdings, LLC (“AIHL”), a wholly-owned subsidiary of Alleghany Corporation, and which owns shares representing approximately 55.1% of the voting capital stock of Darwin, entered into a voting agreement with Allied World (the “Voting Agreement”). Under the terms of the Voting Agreement (as more fully described in Items 4 and 6), AIHL (i) agrees to vote 40% of the outstanding Darwin Common Stock entitled to vote upon the Merger in favor of adoption of the Merger Agreement and the transactions contemplated thereby and (ii) agrees to vote all of the Darwin Common Stock it holds against any other proposal or action that may hinder the consummation of the Merger (including any Company Acquisition Proposal, as defined in the Merger Agreement).
     The descriptions of the Merger Agreement and the Voting Agreement contained in this Schedule 13D are qualified in their entirety by reference to such agreements, which are incorporated by reference as Exhibits 1 and 2 hereto, respectively.
Item 4. Purpose of Transaction.
     AIHL agreed to enter into the Voting Agreement to induce Allied World to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including, without limitation, the Merger.
     Other than pursuant to and in connection with the Merger Agreement and the Voting Agreement, as described in Items 3 and 6, neither Allied World nor, to the best knowledge of Allied World, any person listed in Annex A hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Darwin, or the disposition of securities of Darwin; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Darwin or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Darwin or any of its subsidiaries; (d) any change in the present Board of Directors or management of Darwin, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Darwin; (f) any other material change in Darwin’s business or corporate structure; (g) changes in Darwin’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Darwin by any person; (h) causing a class of securities of Darwin to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Darwin becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although Allied World reserves the right to develop such plans).
Item 5. Interest in Securities of the Issuer.
(a) and (b). All of the shares of Darwin Common Stock owned by AIHL, or 9,371,096 shares, are subject to the Voting Agreement (the “Voting Agreement Shares”), which as of June 27, 2008,

represents approximately 55.1% of the issued and outstanding shares of Darwin Common Stock. AIHL has agreed to (i) vote 40% of the outstanding Darwin Common Stock entitled to vote upon the Merger in favor of adoption of the Merger Agreement and the transactions contemplated thereby and (ii) vote all of the Darwin Common Stock it holds against any other proposal or action that may hinder the consummation of the Merger (including any Company Acquisition Proposal, as defined in the Merger Agreement). As of June 27, 2008, 40% of the issued and outstanding shares of Darwin Common Stock was equal to 6,802,818 shares. By virtue of the Voting Agreement, Allied World may be deemed to share with AIHL the power to vote or direct the voting of the Voting Agreement Shares. However, Allied World is not entitled to any other rights as a stockholder of Darwin as to the Voting Agreement Shares, and does not have any right to dispose or direct the disposition of the Voting Agreement Shares, except for the restrictions described in Item 6.
     Pursuant to Rule 13d-4 under the Exchange Act, Allied World hereby states that this Schedule 13D shall not be deemed an admission that Allied World is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of any equity securities of Darwin, and Allied World expressly disclaims beneficial ownership of the Voting Agreement Shares.
     To the best knowledge of Allied World, no shares of Darwin Common Stock are beneficially owned by any of the persons named in
Annex A.
(c). Neither Allied World, nor, to the best knowledge of Allied World, any person named in Annex A, has effected any transaction in Darwin Common Stock during the past 60 days.
(d) and (e). Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Under the terms of the Voting Agreement, AIHL (i) agrees to vote 40% of the outstanding Darwin Common Stock entitled to vote upon the Merger in favor of adoption of the Merger Agreement and the transactions contemplated thereby and (ii) agrees to vote all of the Darwin Common Stock it holds against any other proposal or action that may hinder the consummation of the Merger (including any Company Acquisition Proposal, as defined in the Merger Agreement).
     Subject to the terms and conditions contained in the Voting Agreement, AIHL shall deliver and grant, three business days prior to the applicable meeting of stockholders, a revocable proxy to the proxyholders named in Darwin’s proxy card (the “Proxyholders”) granting the Proxyholders the power and authority to vote the number of AIHL’s shares of Darwin Common Stock that is equal to forty percent (40%) of the outstanding Darwin Common Stock entitled to vote as of the relevant meeting of stockholders in favor of the adoption of the Merger Agreement.
     Pursuant to the Voting Agreement, AIHL shall not, during the Term (as defined below), amend, withdraw, revoke, alter, modify or change such proxy at any time prior to the date of the meeting of stockholders of Darwin in favor of the adoption of the Merger Agreement (or such adjournment or postponement thereof). However, AIHL may amend, withdraw, revoke, alter, modify or change such proxy if such meeting (or the applicable adjournment or postponement thereof) is postponed or adjourned for a date that is more than three business days after such amendment, withdrawal, revocation, alteration, modification or change. Notwithstanding any such amendment, withdrawal, revocation, alteration, modification or change, AIHL’s obligations pursuant to the Voting Agreement (and the exceptions to those obligations) apply, during the Term (as defined below), with respect to any meeting convened following such a postponement, or reconvened following such an adjournment, at which a vote in favor of the Merger Agreement is sought.
     Additionally, during the Term (as defined below) at any meeting of stockholders of Darwin or at any adjournment or postponement thereof, in any action by written consent of the stockholders of Darwin, or in any other circumstances upon which the vote, consent or other approval of AIHL is sought, AIHL shall vote (or cause to be voted) the Voting Agreement Shares (i) against any Company Acquisition Proposal (as defined in the Merger Agreement); and (ii) against any other proposal or action that could reasonably be expected to impede, interfere with, delay or postpone the Merger or change in any manner the voting rights of any class of shares of Darwin (including any amendments to Darwin’s charter or by-laws).
     Pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, AIHL has agreed that until the termination of the Voting Agreement, except pursuant to the Voting Agreement, AIHL shall not (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, “Transfer”), or consent to any Transfer of, any Voting Agreement Shares or any interest therein, except pursuant to the Merger; (ii) except as does not prohibit compliance with the Voting Agreement, grant any proxy, power-of-attorney or other voting authorization in or with respect to the Voting Agreement Shares or deposit the Voting Agreement Shares into a voting trust or enter into a voting agreement or voting arrangement with respect to the Voting Agreement Shares; or (iii) take any action prohibited by Section 7.03(a) of the Merger Agreement.
     The Voting Agreement provides that it will terminate upon the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the date of an Adverse Recommendation Change (as defined in the Merger Agreement), or (iv) the time of any modification to the Merger Agreement that adversely affects Darwin or its stockholders in any material respect. The period from the date of the Voting Agreement through such termination is defined as the “Term”.
     Except as referred to above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Darwin.
     Item 7. Material to be Filed as Exhibits.

EXHIBIT	DESCRIPTION
99.1	Agreement and Plan of Merger by and among Allied World Assurance Company Holdings, Ltd, Allied World Merger Company and Darwin Professional Underwriters, Inc., dated June 27, 2008.

99.2	Voting Agreement by and among Allied World Assurance Company Holdings, Ltd, Allied World Merger Company, and Alleghany Insurance Holdings, LLC, dated June 27, 2008.

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 7, 2008

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

By:	/s/ Wesley D. Dupont

Name:	Wesley D. Dupont
Title:	Senior Vice President and General Counsel

ANNEX A
The name, business address and present principal occupation or employment of each of the directors and executive officers of Allied World as set forth below. Each person’s business address is c/o Allied World Assurance Company Holdings, Ltd, 27 Richmond Road, Pembroke HM 08, Bermuda. Except as indicated, each person is a citizen of the United States.
Directors of Allied World

Name	Principal Occupation

Scott A. Carmilani	Chairman, President and Chief Executive Officer of Allied World

James F. Duffy	Retired

Bart Friedman	Partner at Cahill Gordon & Reindel LLP

Scott Hunter	Independent consultant to Bermuda’s financial services industry (Citizen of Bermuda)

Michael I.D. Morrison	Retired

Mark R. Patterson	Chairman of MatlinPatterson Asset Management

Samuel J. Weinhoff	Consultant to the insurance industry
Executive Officers of Allied World

Title with Allied World
Name	(Principal Occupation)

Scott A. Carmilani	President, Chief Executive Officer and Chairman of the Board

Joan H. Dillard	Senior Vice President and Chief Financial Officer

Wesley D. Dupont	Senior Vice President, General Counsel and Secretary

Title with Allied World
Name	(Principal Occupation)

Marshall J. Grossack	Senior Vice President — Chief Corporate Actuary

Richard E. Jodoin	Vice Chairman, Allied World Assurance Company (U.S.) Inc. and Allied World National Assurance Company

W. Gordon Knight	President, Allied World National Assurance Company

John T. Redmond	President — Allied World Assurance Company (Europe) Limited and Allied World Assurance Company (Reinsurance) Limited (Citizen of Ireland)